HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                  May 30, 2006

Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.

            Post-Effective Amendment No. 4 to Registration Statement on Form
            SB-2
            File Number 333-119075

            Amendment No. 2 to Registration Statement on Form SB-2 File Number 333-132276

            Form 10-KSB/A for the fiscal year ended January 31, 2006
            Form 10-QSB/A for the fiscal quarters ended April 30, 2005; July 31, 2005 and October 31, 2005
            File No. 000-33259

Dear Ms. Levy:

     This office represents Energas Resources, Inc. (the "Company"). Post-Effective Amendment No. 4 to the Company's Registration Statement on Form SB-2, Amendment No. 2 to the Company registration statement on Form SB-2, as well as amendments to the above captioned Exchange Act reports have been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated March 29, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.


1. The acknowledgement requested by this comment will be sent under separate cover.

2. Comment complied with.

3. Comment complied with.

4. Comment complied with.

5. Comment complied with.

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.

                                    /s/ William T. Hart
                                    --------------------------------
                                    William T. Hart
WTHap